Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132809-49

Supplement to Prospectus Supplement dated January 29, 2007 to Prospectus Dated October 6, 2006
$291,189,200
(Approximate)
Mortgage Pass-Through Certificates, Series 2007-H1

GSAMP Trust 2007-H1
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Avelo Mortgage, L.L.C.
Servicer
Litton Loan Servicing LP
Servicer

This is a supplement (the “Supplement”) to the prospectus supplement dated January 29, 2007  (the “Prospectus Supplement”) to the prospectus, dated October 6, 2006, relating to the GSAMP Trust 2007-H1 Mortgage Pass-Through Certificates, Series 2007-H1.  This Supplement supersedes and replaces the supplement to the Prospectus Supplement, dated November 5, 2007, in its entirety.

Capitalized terms used in this Supplement but not defined in this Supplement shall have the meanings given them in the Prospectus Supplement.

•	The table on the cover page of the Prospectus Supplement is revised as follows:
Class	Approximate Initial Class Principal Balance(1)	Pass-Through Rate	Type	Ratings (Fitch/Moody’s)
A-1B	$26,640,000	Variable(3)	Senior	AAA(20)/Aaa
A-1C	$10,651,000	Variable(4)	Senior	AAA(20)/Aaa
A-2B	$61,559,000	Variable(8)	Senior	AAA(20)/Aaa
A-2C	$12,480,000	Variable(9)	Senior	AAA(20)/Aaa
M-1	$11,532,000	Variable(10)	Subordinate	AA+(20)/Aa1
M-2	$10,622,000	Variable(11)	Subordinate	AA(20)/Aa2
M-3	$6,069,000	Variable(12)	Subordinate	AA-(20)/Aa3
M-4	$5,615,000	Variable(13)	Subordinate	A+(20)/A1
M-5	$5,614,000	Variable(14)	Subordinate	A(20)/A2
M-6	$5,007,000	Variable(15)	Subordinate	A-(20)/A3(20)
M-7	$4,553,000	Variable(16)	Subordinate	BBB+(20)/Baa1(20)
M-8	$4,248,000	Variable(17)	Subordinate	BBB(20)/Baa2(20)
M-9	$4,401,000	Variable(18)	Subordinate	BBB-(20)/Baa3(20)

(20)
The ratings of the Class A-1B Certificates, the Class A-1C Certificates, Class A-2B Certificates, Class A-2C Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(continued on following pages)

Goldman, Sachs & Co.
The date of this Supplement is April 2, 2008

•	The table on page S-16 of the Prospectus Supplement is revised as follows:
Class	Fitch	Moody’s
A-1B	AAA(1)	Aaa
A-1C	AAA(1)	Aaa
A-2B	AAA(1)	Aaa
A-2C	AAA(1)	Aaa
M-1	AA+(1)	Aa1
M-2	AA(1)	Aa2
M-3	AA-(1)	Aa3
M-4	A+(1)	A1
M-5	A(1)	A2
M-6	A-(1)	A3(1)
M-7	BBB+(1)	Baa1(1)
M-8	BBB(1)	Baa2(1)
M-9	BBB-(1)	Baa3(1)

(1)
The ratings of the Class A-1B Certificates, Class A-1C Certificates, Class A-2B Certificates, Class A-2C Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8 Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•
The Risk Factor entitled “Increased Use of New Mortgage Loan Products by Borrowers May Result in Decline in Real Estate Values Generally” on page S-17 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford.  Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term.  As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators, including SouthStar Funding, LLC and Decision One Mortgage Company, LLC to cease operations.  As described below under “—Recent Developments Regarding SouthStar Funding, LLC,” SouthStar Funding, LLC recently filed for bankruptcy.  As described below under “—Recent Developments Regarding Decision One Mortgage Company, LLC,” Decision One Mortgage Company, LLC recently ceased operations.

Any such deterioration in the financial condition of any of the original loan sellers could affect the ability of such original loan seller to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred.  If any of the original loan sellers is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.

Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations.  There can be no assurance that the rating agencies will not continue to do so.

In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

•
The Risk Factor entitled “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” on page S-17 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•	the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•
the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of each servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the issuing entity (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

Decision One Mortgage Company, LLC or two of the other applicable loan sellers that individually sold mortgage loans comprising less than 10% of the total mortgage loans in the trust, as applicable, will represent with respect to each mortgage loan sold by it, and GSMC will represent with respect to all of the other mortgage loans, that such mortgage loan is in compliance with applicable federal, state and local laws and regulations.  In addition, GSMC, Decision One Mortgage Company, LLC or such other applicable loan sellers that individually sold mortgage loans comprising less than 10% of the total mortgage loans in the trust, as applicable, will also represent that none of the mortgage loans sold by it (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under any other applicable state, federal or local law.  In the event of a breach of any of such representations, GSMC, Decision One Mortgage Company, LLC or such other applicable loan sellers, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in this prospectus supplement.

It is possible in the future that governmental authorities or attorneys general may take actions against any original loan seller that could prohibit the servicers from pursuing foreclosure actions, or otherwise limit the ability of any servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on page S-19 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against the originator, original loan seller or servicer that impairs the issuing entity’s ability to realize on those mortgage loans.  See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” above.

•
The Risk Factor entitled “The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates” on page S-31 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates

After the closing date, various servicers had serviced approximately 7.71% of the mortgage loans on an interim basis.  Litton Loan Servicing LP and Avelo Mortgage, L.L.C., as applicable, became the servicer of those mortgage loans initially interim serviced by such servicers in February 2007.

As described below under “The Servicers—Litton Loan Servicing LP—Recent Litton Developments”, Fitch, Inc., Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and Moody’s Investors Service, Inc. have taken negative ratings actions with respect to Litton Loan Servicing LP’s residential servicer ratings.  In the event that due to these developments, or other events, Litton Loan Servicing LP is terminated as servicer resulting from an event of default under the pooling and servicing agreement, a successor servicer would be appointed for Litton Loan Servicing LP.

The transfer of servicing from Litton Loan Servicing LP to a successor servicer would involve the risk of disruption in collections due to data input errors, misapplied or misdirected payments, system incompatibilities, the requirement to notify the mortgagors about the servicing transfer, delays caused by the transfer of the related servicing mortgage files and records to the new servicer and other reasons.  Servicing transfer issues of this sort may be aggravated with respect to the transfer of servicing of mortgage loans due to recent developments affecting the servicer, as described below under “The Servicers—Litton Loan Servicing LP—Recent Litton Developments.”  As a result of servicing transfers or any delays associated with the transfers, the rate of delinquencies and defaults on the related mortgage loans could increase at least for a period of time.

•	The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on page S-32 of the Prospectus Supplement:

The Ratings on Certain Classes of Certificates Have Been Downgraded

Fitch, Inc. (“Fitch”) has downgraded the ratings on (i) the Class A-1B Certificates from “AAA” to “AA”, (ii) the Class A-1C Certificates from “AAA” to “A”, (iii) the Class A-2B Certificates from “AAA” to “A”, (iv) the Class A-2C Certificates from “AAA” to “A”, (v) the Class M-1 Certificates from “AA+” to “BB”, (vi) the Class M-2 Certificates from “AA” to “B”, (vii) the Class M-3 Certificates from “AA-” to “B”, (viii) the Class M-4 Certificates from “A+” to “CCC”, (ix) the Class M-5 Certificates from “A” to “CCC”, (x) the Class M-6 Certificates from “A-” to “CCC”, (xi) the Class M-7 Certificates from “BBB+” to “CC”, (xii) the Class M-8 Certificates from “BBB” to “CC” and (xiii) the Class M-9 Certificates from “BBB-” to “CC”. In addition, Fitch has placed its rating of “AA” on the Class A-1B Certificates and its rating of “A” on the Class A-2C Certificates on review for possible future downgrade.

Moody’s Investors Service, Inc. (“Moody’s”) has downgraded the ratings on (i) the Class M-6 Certificates from “A3” to “Baa1”, (ii) the Class M-7 Certificates from “Baa1” to “Baa3”, (iii) the Class M-8 Certificates from “Baa2” to “Ba1”, (iv) the Class M-9 Certificates from “Baa3” to “B3”, (v) the Class B-1 Certificates from “Ba1” to “Caa1” and (vi) the Class B-2 Certificates from “Ba2” to “Caa3”.  The Class B-1 Certificates and the Class B-2 Certificates are not offered by this prospectus supplement.

There can be no assurance that these classes will not be downgraded further or that other classes will not be downgraded in the future.

•
The following Risk Factors are added after the Risk Factor entitled “The Recording of the Mortgages in the Name of MERS May Affect the Yield on the Certificates” on page S-35 of the Prospectus Supplement:

The Applicable Original Loan Seller May Not Be Able to Repurchase Defective Mortgage Loans

The original loan sellers have made various representations and warranties related to the related mortgage loans.  Those representations are summarized in “Description of the Certificates—Representations and Warranties Relating to the Mortgage Loans” in this prospectus supplement.  If any applicable original loan seller fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then the applicable original loan seller would be required to repurchase or substitute for the defective mortgage loan.

As described below under “Recent Developments Regarding SouthStar Funding, LLC”, SouthStar Funding, LLC has filed for bankruptcy.  As described below under “—Recent Developments Regarding Decision One Mortgage Company, LLC,” Decision One Mortgage Company, LLC recently ceased operations.  As a result, it is possible that such original loan sellers may not be capable of repurchasing any defective mortgage loans or mortgage loans as to which an early payment default exists, for financial or other reasons.  The inability of any such applicable original loan seller to repurchase defective mortgage loans would likely cause the mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the certificates could occur.

The Sponsor and its Affiliates May Have Conflicts of Interest

 Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators.  See “—Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New

Mortgage Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” above.

Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the Sponsor and its affiliates may have or may enter into in the future with any of the original loan sellers and servicers for the certificates.

In taking any actions or engaging in other transactions with any of the responsible parties, the Sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the holders of the related certificates.  Among other things, the Sponsor and its affiliates may purchase, as principal, loans originated or sold by any of the responsible parties that are not included in the issuing entity, and may seek to enforce against such original loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans.  The Sponsor or its affiliates may provide secured or unsecured financing to any of such responsible parties and may seek to enforce remedies against any of such responsible parties if an event of default occurs in respect of that financing.  The Sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any of the responsible parties, and the Sponsor and its affiliates will have no obligation to pursue any claims against any of the responsible parties on behalf of the issuing entity or with respect to loans included in the issuing entity.

Recent Developments Regarding Decision One Mortgage Company, LLC

Pursuant to a Form 8-K filed September 21, 2007, HSBC Finance Corporation (“HSBC”), the parent of Decision One Mortgage Company, LLC, announced that it is ceasing all operations of its Decision One Mortgage Company, LLC subsidiary.

Pursuant to a Form 10-K filed March 3, 2008, HSBC stated that since July of 2007, HSBC and/or one or more of its subsidiaries has been named as a defendant in four class actions filed in the federal courts in the Northern District of Illinois, the Central District of California and the District of Massachusetts: Zamudio v. HSBC North America Holdings and HSBC Finance Corporation d/b/a Beneficial, (N.D. Ill. 07CV5413), National Association for the Advancement of Colored People ("NAACP") v. Ameriquest Mortgage Company, et al. including HSBC Finance Corporation (C.D. Ca., No. SACV07-0794AG(ANx)), Toruno v. HSBC Finance Corporation and Decision One Mortgage Company, LLC (C.D. Ca., No. CV07-05998JSL(RCx) and Suyapa Allen v. Decision One Mortgage Company, LLC, HSBC Finance Corporation, et al. (D. Mass., C.A. 07-11669). HSBC stated that each suit alleges that the named entities racially discriminated against their customers by using loan pricing policies and procedures that have resulted in a disparate impact against minority customers.  HSBC stated that violations of various federal statutes, including the Fair Housing Act and the Equal Credit Opportunity Act, are claimed. At this time, HSBC stated that it is unable to quantify the potential impact from these actions, if any.

Recent Developments Regarding SouthStar Funding, LLC

On April 11, 2007, SouthStar Funding, LLC filed a voluntary petition for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Georgia.

Recent Developments Regarding Litton Loan Servicing LP

Litton Loan Servicing LP’s parent, Credit-Based Asset Servicing and Securitization LLC, has recently been affected by changes in the credit markets, as described in “The Servicers—Litton Loan Servicing LP—Recent Litton Developments” in this prospectus supplement.  In addition, Litton Loan Servicing LP has recently received a temporary waiver of default on a credit facility for which one of its subsidiaries acts as a borrower.  In consideration of these developments, Fitch, Inc., Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and Moody’s Investors Service, Inc. have taken negative ratings actions with respect to Litton Loan Servicing LP’s residential servicer ratings.  See “The Servicers—Litton Loan Servicing LP—Recent Litton Developments” in this prospectus supplement.

Effective December 10, 2007, Goldman Sachs Bank USA has acquired Litton Loan Servicing LP from Credit-Based Asset Servicing and Securitization LLC.  See “The Servicers—Litton Loan Servicing LP—Recent Litton Developments” in this prospectus supplement.

As a result of the foregoing, we cannot assure you that these matters will not materially adversely affect the ability of Litton Loan Servicing LP to service the mortgage loans in accordance with the terms of the pooling and servicing agreement.

•
The following subsection is added to the Prospectus Supplement under the subheading entitled, “The Servicers—Litton Loan Servicing LP“ after the subsection entitled, “The Servicers—Litton Loan Servicing LP—General” on page S-50 of the Prospectus Supplement:

Recent Litton Developments

Litton’s parent, C-BASS, is engaged principally in the business of investing in credit sensitive single-family residential mortgages and in related securities, including, particularly, subordinated classes of mortgage-backed securities with significant risk of loss as a result of borrower defaults or other credit risks.  A substantial majority of C-BASS’s on-balance sheet financing for its mortgage and securities portfolio is dependent upon the value of its mortgage and securities portfolio as security for outstanding debt.  The current severe disruption of credit markets has led to a decline in collateral values which led lenders to initiate margin calls and impose other limitations on lending secured by mortgage-related assets, resulting in significant liquidity issues for many mortgage lenders and investors.  C-BASS has experienced significant margin calls from its lenders, the frequency and magnitude of which have materially adversely affected C-BASS’s liquidity. C-BASS is currently in default under a number of its financing agreements and has entered into a standstill agreement with certain of its creditors to give C-BASS time to explore strategic alternatives to address its liquidity issues.  There can be no assurance that C-BASS will be able to address successfully its liquidity issues or secure additional financing to preserve adequate liquidity.  Furthermore, the standstill agreement is currently scheduled to expire on November 13, 2007, and there is no assurance that the standstill agreement will be extended.  C-BASS may have to seek bankruptcy protection if it is unable to address these issues.

Litton acts as a co-obligor for one of C-BASS’ borrowings covered by the standstill agreement and as to which a default exists.  In addition Litton has received a temporary waiver of default for another facility for which a subsidiary of Litton acts as a borrower.  Litton currently relies on financing to fund its servicing advance obligations.  The uncertainty facing Litton may cause disruptions in its ability to service the portfolio.  On September 27, 2007 C-BASS entered into a definitive agreement to sell its interest in Litton to The Goldman Sachs Group, Inc. or its affiliates.  The sale agreement is subject to numerous conditions, including, but not limited to, receipt of the agreement of various creditors of C-BASS and Litton to the sale and certain transactions contemplated in relation to the sale. There can be no assurance that the sale of Litton will be consummated or the timing of the closing of any such sale.

As discussed below, these developments have affected Litton’s residential servicer ratings with Fitch, S&P and Moody’s.

On July 31, 2007, Fitch placed Litton’s ratings of (i) “RPS1” as an RMBS Primary Servicer - High LTV, (ii) “RPS1” as an RMBS Primary Servicer - Sub Prime, (iii) “RSS1” as an RMBS Special Servicer and (iv) “RPS2” as an RMBS Primary Servicer - Manufactured Housing, on Rating Watch Negative.  There can be no assurance that Fitch will not take further action with respect to Litton’s ratings in the future.

On August 1, 2007, Moody’s downgraded Litton’s servicer quality ratings as (i) a primary servicer of subprime mortgage loans from “SQ1” to “SQ2”, (ii) a primary servicer of second lien mortgage loans from “SQ1” to “SQ2”, (iii) a primary servicer of manufactured housing mortgage loans from “SQ2-” to “SQ3” and (iv) as a special servicer of mortgage loans from “SQ1” to “SQ2”.  In addition, Moody’s placed Litton’s servicer quality ratings on review.  Moody’s also reduced Litton’s servicing stability rating from “above average” to “below average”.  Moody’s announced that, in the event that Litton’s liquidity situation continues to deteriorate, Moody’s would likely reduce Litton’s subprime, second lien and special servicer ratings from SQ2 to either SQ2- or SQ3+.  There can be no assurance that Moody’s will not take further action with respect to Litton’s ratings in the future.

On July 31, 2007, S&P placed its rankings of Litton as (i) a “Strong” residential loan servicer, (ii) a “Strong” residential special servicer, (iii) a “Strong” residential subordinate lien mortgage servicer and (iv) a “Strong” subprime loan servicer, on CreditWatch negative.  In addition, S&P removed Litton from its Select Servicer List.  There can be no assurance that S&P will not take further action with respect to Litton’s rankings in the future.

The foregoing ratings action taken by Fitch, S&P and Moody’s and any further adverse ratings action may materially adversely affect Litton’s ability to service the mortgage loans in accordance with the terms of the pooling and servicing agreement.

Effective December 10, 2007, Goldman Sachs Bank USA has acquired Litton from C-BASS.